Exhibit 99.1

Nano Dimension’s Preliminary Q2/2022 Revenues: Approximately $11 Million

1,275% Increase Over Q2/2021 and 5.5% Increase Over Q1/2022

Conference call on September 1st, 2022, at 9:00 a.m. ET

Waltham, Massachusetts, July 27th, 2022 -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today a preview of its financial results for the second quarter and the six months ended June 30th, 2022.

On a preliminary basis, Nano Dimension reported unaudited approximated consolidated revenues of $11 million for Q2/2022, ended June 30th, 2022, a 1,275% increase over Q2/2021 ended June 30th, 2021, and a 5.5% increase over Q1/2022 ended March 31st, 2022.

The Company’s preliminary revenues for H1/2022, the six months period ended June 30th, 2022, were $21.5 million, a 1,244% increase over H1/2021, the six months period ended June 30th, 2021. Consolidated cash, investment in trading securities and deposits balances as of June 30th 2022, were approximately $1,267,000,000.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the second quarter and six months ended June 30th, 2022, based on currently available information. The final results may vary from the preliminary estimates.

Nano Dimension will release its full financial results for the second quarter and six months ended June 30th, 2022, before the Nasdaq market opens on Thursday, September 1st, 2022.  Mr. Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, and Ms. Yael Sandler, Chief Financial Officer of Nano Dimension, will host a conference call on September 1st, 2022, at 9:00 a.m. ET, to discuss the financial results.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences.

U.S. Dial-in Number: 1-866-744-5399
Israel Dial-in Number: 972-3-9180692

Webcast link: https://veidan.activetrail.biz/nanodimensionq2-2022

At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time, 4:00 p.m. Israel Time

A replay will be available after the end of the conference call on Nano Dimension’s website. Participants will be required to state their name and company upon entering the call.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited financial results for the second quarter ended June 30, 2022 and for the six months ended June 30, 2022. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION MEDIA RELATIONS CONTACT

Julien Lederman, Head of Corporate Development | pr@nano-di.com

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